

Mail Stop 7010

May 16, 2008

<u>Via U.S. Mail and Facsimile</u>

Stephen B. Doppler
President & CEO
Aurelio Resource Corporation
5554 S. Prince Street, Suite 200
Littleton, CO 80120

> **Re:** **Aurelio Resource Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 24, 2008**
> **File No. 0-50931**

Dear Mr. Doppler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 4. Ratification of New By-Laws, page 5

1. We note that you have provided the language from the new by-laws. Please discuss the differences between the new by-laws and the existing by-laws.

Proposal 6. Ratification of Addition of Preferred Shares …, page 9

2. Please correct the apparent typos on page 9. For example, in the first paragraph of this section, please correct the statement that you are seeking to change the authorized stock to "400,000" shares of common stock. In the penultimate paragraph of page 9, please revise to state that a copy of the Amended and Restated Articles of Incorporation is attached to this Proxy Statement as Schedule A.

3. We note your statement that "The Amended and Restated Articles of Incorporation completely supersede the existing Articles of Incorporation." We further note that the only change to the Articles that you discuss is the change in the number of authorized shares of common stock and preferred stock. Please provide a summary comparison of the changes to the existing Articles and the proposed Articles, or confirm to us that the change in the shares authorized is the only change to the Articles.

4. We note your statement with respect to the previous Articles of Incorporation "That the total number of stock authorized that may be issued by the Corporation is twenty-five thousand (25,000) shares of common stock." In your Form 10-KSB for the year ended December 31, 2007, however, you state that "Effective June 16, 2006 we…effected a six and one-half (6.5) for one (1) forward stock split of our authorized, issued and outstanding common stock. As a result, our authorized capital has increased from 75,000,000 shares of common stock with a par value of $0.001 to 487,500,000 shares of common stock with a par value of $0.001." Furthermore, we note your statement on page 1 of this proxy statement that "As of May 1, 2008, the company had issued and outstanding 39,879,789 shares of common stock." As such, it appears that you have more than 25,000 shares of common stock authorized.

    In this section as well as in the notice to stockholders, please clearly explain your current capital structure and the proposed change to your authorized capital structure. Disclose the number of shares of both common and preferred stock currently authorized.

5. Please ensure that the exhibit index to your Form 10-KSB and Form S-1, file no. 333-150219, includes the most up-to-date Articles of Incorporation and any amendments thereto, such as the change announced on June 16, 2006.

6. We note that you are authorizing for issuance 87,500,000 shares of preferred stock. Please confirm that you will file as required by Item 601(b)(4) of Regulation S-K any certificates of designation that define the rights of the preferred stock, including any dividend rights, voting rights, conversion features, and redemption features of the preferred stock.

7. Please disclose the number of shares currently outstanding and reserved for issuance as well as the number of shares available for issuance under your current authorized capital structure. Please also disclose the number of shares to be available for issuance under the amended authorized capital structure for which you are seeking approval.

8. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the change in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares or preferred shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

9. Please state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Anne Nguyen Parker, Branch Chief at (202) 551-3611 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Stewart Muglich (604) 687-6314
Sean Donahue